Exhibit 21.1

Subsidiaries of Registrant

SUBSIDIARY	JURISDICTION OF INCORPORATION

Cymer (Barbados) Ltd.	Barbados

Cymer B.V.	Netherlands

Cymer International, Ltd.	Barbados

Cymer Japan, Inc.	Japan

Cymer Korea, Inc.	Korea

Cymer Services, Inc.	Nevada

Cymer Singapore Pte Ltd.	Singapore

Cymer Southeast Asia, Ltd.	Taiwan

Active Control eXperts (ACX)	Delaware

Cymer Semiconductor Equipment (Shanghai) Co., Ltd	the People’s Republic of China